[Four Oaks Letterhead]

February 18, 2011

Via EDGAR
Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Four Oaks Fincorp, Inc.
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 0-22787

Dear Mr. Vaughn:

On February 4, 2011, Four Oaks Fincorp, Inc. (the “Company”) filed a letter in response to the letter, dated January 6, 2011, of the Securities and Exchange Commission (the “Commission”).  This letter updates the Company’s initial response to comment 11 in the Commission’s letter, related to the analysis of the need for a valuation allowance on the Company’s deferred tax asset.  Based on the Company’s financial results for the year ended December 31, 2010, and subject to final audit, the Company has determined that a valuation allowance in the amount of $14.2 million is necessary for the Company’s deferred tax asset of $15.5 million as of December 31, 2010.  The Company will include appropriate disclosure related to this valuation allowance in its future filings.

* * * *

As requested in the Commission’s January 6, 2011 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Kevin W. Vaughn
February 18, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone at (919) 963-2177.

Sincerely,

/s/ Nancy S. Wise
Nancy S. Wise
Executive Vice President and Chief Financial Officer

cc:	Paul Cline
Margaret N. Rosenfeld, Esq.